Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

November 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. Raymond Be, Esq.
Mr. Tony Burak
	Re:	Nationwide Mutual Funds
File No. 333-267531

Dear Mr. Be and Mr. Burak:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Mr. Tony Burak on October 19, 2022 and by Mr. Raymond Be on October 24, 2022, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Nationwide Diamond Hill Large Cap Concentrated Fund (the “Target Fund”) and the Nationwide GQG US Quality Equity Fund (the “Acquiring Fund” and, collectively, the “Funds”), each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL

1.	Comment: Please update the Registrant Statement to add in hyperlinks for any documents that are incorporated by reference.

Response: The Registrant has updated the Registration Statement to add in hyperlinks for all documents that are incorporated by reference.

2.
Comment: Please supplementally explain how the Registrant determined that a shareholder vote was not required for this transaction. Please ensure that the response addresses Rule 17a-8(a)(3) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Registrant determined that a shareholder vote was not required for this transaction based on its analysis of the factors set forth in Rule 17a-8(a)(3): (i) the investment advisory contracts for the Target Fund and Acquiring Fund are not materially different other than that the investment advisory fees for the Acquiring Fund are less than those of the Target Fund; (ii) the 12b-1 fees for the Acquiring Fund are either identical (for Class A shares) or less (for Class C shares) than those of the Target Fund; (iii) the Board composition for the Target Fund and Acquiring Fund are identical; and (iv) the Acquiring Fund’s and Target Fund’s fundamental investment restrictions are not materially different.  In fact, they are identical except with respect to one fundamental investment restriction related to issuing senior securities.  In that particular case, while the Acquiring Fund’s fundamental restrictions states that the Fund may sell securities short and the Target Fund’s fundamental restrictions do not, the phrase in the Target Fund’s fundamental restrictions that states that the Fund may “issue senior securities as and to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder,” effectively already permits the Target Fund to also sell short, and therefore the Funds fundamental restrictions are not materially different.

3.	Comment: Please supplementally explain why the Registrant believes the change in subadviser for Target Fund shareholders does not requires a shareholder vote pursuant to Section 15 of the 1940 Act.

Response: As set forth the in the prospectus for the Funds, the Registrant and Nationwide Fund Advisers (“NFA”) operates pursuant an exemptive order from the Securities and Exchange Commission for a manager-of-managers structure.  The order allows NFA, subject to the approval of the Board of Trustees, to hire, replace or terminate a subadviser (excluding hiring a subadviser which is an affiliate of NFA) without the approval of shareholders. The Registrant notes that it could have changed the Target Fund’s subadviser prior to the Transaction without a shareholder vote in reliance on its manager-of-managers order and as a result, no shareholder vote is required to consummate the Transaction.

INTRODUCTION

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The Transaction

4.
Comment: On page 3, under “The Transaction” section, please briefly discuss the underlying business, legal, or other reasons why the Transaction is happening and how the Transaction may alleviate issues that precipitated the Transaction.

Response: The Registrant has added the following after the third paragraph in “The Transaction” section:

The Transaction is intended to offer the Target Fund shareholders a concentrated large-cap strategy similarly focused on intrinsic valuation, but with a lower investment advisory fee and operating expenses.  The consolidation of assets into a single fund would assist the Acquiring Fund in achieving a level of assets following the Transaction that might make the Fund eligible for many mutual fund distribution platforms, potentially allowing the combined Fund to grow, to the benefit of all shareholders. Additionally, there is minimal viability for the Target Fund given its low level of assets under management and competition with a similar fund offered by the Target Fund’s subadviser.

How do the investment objectives, principal strategies and policies of the Target Fund compare against the Acquiring Fund?

5.
Comment: Please enhance the question-and-answer disclosure to briefly discuss the material changes investors are likely to experience if the Transaction is consummated. The Staff believes the disclosure should highlight for investors the material differences between the Funds and describe the implications such differences may have on them, in terms of cost, investment exposure, strategies, and risks. More detailed comparisons should be included later in the document, as well. In this regard, the Staff does not believe that simply presenting information side-by-side “highlights material differences.” The Funds’ shareholders are best positioned to understand the potential changes and their implications and should discuss them clearly and concisely for investors.

Response: The Registrant has updated the Registration Statement to emphasize the material changes that investors are likely to experience if the Transaction is consummated.

6.
Comment: Please supplementally explain why the Registrant believes changing from a “value” fund to a “growth” fund is “substantially similar”. The Staff notes that the Target Fund intends to turn over 85% of its portfolio. The supplemental explanation should include the differences between the Funds’ strategies.

Response: The Registrant submits that while the Target Fund utilizes a value style of investing and the Acquiring Fund may invests in growth stocks as part of its principal

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investment strategy, both Funds incorporate intrinsic valuation into their process and the categories of investments for both Funds are substantially similar. Specifically, the Target Fund invests primarily in common stocks of large-cap U.S. companies and the Acquiring Fund invests at least 80% of its net assets in equity securities of large-cap U.S. issuers. In addition, both Funds may invest a high percentage of their assets in a limited number of issuers. With respect to the expected turnover of 85% of the Target Fund’s portfolio, subadvisers have different approaches and views and it is not uncommon for such transitions in fund mergers or even subadviser changes.  In addition, the Registrant notes that the Acquiring Fund’s portfolio turnover rate was 97.43% during the period from the commencement of its operations on January 26, 2021 through October 31, 2021. Therefore, the fact that the Target Fund expects to turn over nearly all of its portfolio in anticipation of the Transaction is not unexpected in light of the fact that the Acquiring Fund has turned over nearly all of its portfolio holdings in ten months.

What are the general tax consequences of the Transaction?

7.
Comment: With respect to the second paragraph of the section “What are the general tax consequences of the Transaction?”, please supplementally disclose to the Staff what the Target Fund’s benchmark index is.

Response: The Target Fund’s benchmark index, as disclosed in its prospectus, is the Russell 1000 Value Index.

8.
Comment: In the third paragraph of the section “What are the general tax consequences of the Transaction?”, the reference to 11.4% per share in capital gains” is unclear. Please clarify with the total dollar amount and any gains expected to be realized with positioning, per share amount, as well. Additionally, to the extent that any unrealized capital gains will be shifted from the Target Fund to the Acquiring Fund, please clarify.

Response: The Registrant has updated the above-referenced paragraph to include the capital gains total and per share dollar amount. With respect to the Staff’s comment regarding the shifting of unrealized capital gains to the Acquiring Fund, the Registrant directs the Staff to the following sentence in the above-referenced paragraph: “The Acquiring Fund would inherit the unrealized capital gains or losses on the remaining 15% of the Target Fund’s portfolio upon consummation of the Transaction, bringing the Acquiring Fund’s post-Transaction unrealized position to 6.6% per share.”

What are the fees and expenses of each Fund and what might they be after the Transaction?

9.
Comment: In the preamble to the fee tables, please summarize the differences in fees for Eagle Class shareholders, and how sales charges will or will not apply to Class C shareholders. Additionally, please note in the preamble that Class C shares are disappearing as part of the Transaction. Please ensure that these differences are described in a narrative format.

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Response: The Registrant has updated the preamble to the fee tables as indicated below:

The following tables describe the fees and expenses that you may pay when buying and holding shares of the Funds, depending on the share class you hold, followed by those estimated to be charged with respect to the corresponding class of Acquiring Fund Shares after the Transaction. The operating expenses shown for the Funds are based on expenses incurred during the Funds’ 12-month period ended April 30, 2022. The tables below also include the pro forma expenses for the Acquiring Fund after the Transaction with the Target Fund and for the relevant share classes. Eagle Class shareholders of the Acquiring Fund are expected to pay higher total annual fund operating expenses (after waivers) after the Transaction. Class C shareholders of the Target Fund will receive Class A shares of the Acquiring Fund as part of the Transaction, which do not carry a maximum deferred sales charge.

10.	Comment: With respect to the “Examples” section preamble on page 10, please add in disclosure that notes that any expenses limitation or fee waiver is only reflected in the one-year period.

Response: The Registrant has updated the above-referenced disclosure as indicated below:

These Examples are intended to help you compare the costs of investing in Target Fund shares with the cost of investing in Acquiring Fund shares of the comparable class, both before and after the Transaction. The Examples assume that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. The Examples assume a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply (only with respect to the one-year period). ~~for the periods indicated above under “Fee Tables for the Funds.”~~

11.	Comment: The Staff notes that certain expense examples appear to be incorrect. Please confirm the Eagle Class Shares one-year period amounts are correct or update if needed.

Response: The Registrant has updated the Eagle Class Shares one-year period amounts.

How do the performance records of the Funds compare?

12.
Comment: With respect to the Average Annual Total Returns table, it appears that the Target Fund has outperformed the Acquiring Fund. To the extent that this is true, please highlight this in the narrative preamble to the performance information. Additionally, please advise as to whether the Registrant’s Board of Trustees considered the relative performance of the Funds in connection with the decision to approve the Transaction. IfComment: With respect to the Average Annual Total Returns table, it appears that the Target Fund has outperformed the Acquiring Fund. To the extent that this is true, please highlight this in the narrative preamble to the performance information. Additionally, please advise as to whether the Registrant’s Board of Trustees considered the relative performance of the Funds in connection with the decision to approve the Transaction. If

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the Board of Trustees considered relative performance, please disclose their rationale. Further, please supplementally explain why the presentation of the performance shows performance as of December 31, 2021 and June 30, 2022.

Response: The Registrant submits that, as of June 30, 2022, the Acquiring Fund has significantly outperformed the Target Fund, and therefore the Registrant believes that additional disclosure in the narrative preamble is not necessary. The Board of Trustees considered the Funds’ recent relative performance, which showed the Acquiring Fund outperforming the Target Fund. Given that the Acquiring Fund’s inception was January 25, 2021, the Acquiring Fund did not have one year of performance as of December 31, 2021. The Registrant has included performance as of June 30, 2022, which provides a full year of performance of the Acquiring Fund.

What are other key features of the Funds?

13.
Comment: On page 15, please update each caption to clearly state at the outset whether there is a difference or not. Additionally, with respect to the “Rule 12b-1 Plans” section, please specifically state how Target Fund Class C shareholders will be impacted.

Response: The Registrant has updated its disclosure on page 15 as requested.

FACTORS CONSIDERED BY THE BOARD

14.
Comment: Please enhance the “Factors Considered By The Board” disclosure to address the meeting or meetings at which the Board of the Trustees considered the Transaction (including meetings that discuss underlying business, legal, and other reasons in favor of the Transaction). In addition, if, but only if, the Board of Trustees considered any negative factors, including factors related any perceived differences between the Funds, enhance the Registrant’s disclosure to address the negative factors and how the Board of Trustees considered them.

Response: The Registrant has updated the first two paragraphs of the “Factors Considered By The Board” section as indicated below:

NFA proposed the Transaction at the Board’s September 14, 2022 meeting. In approving the proposal, the Trustees considered NFA’s statement that the Acquiring Fund would offer the Target Fund shareholders a concentrated large-cap strategy similarly focused on intrinsic valuation, but with a lower investment advisory fee and operating expenses.  They also considered NFA’s statement that merging the Target Fund into the Acquiring Fund would enable the Target Fund’s shareholders to continue to invest in a concentrated, high-conviction large-cap portfolio that focuses on high-quality businesses, but at a reduced cost. The Trustees considered NFA’s view that the consolidation of assets into a single fund would assist the Acquiring Fund in achieving a level of assets following the

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Transaction that might make the Fund eligible for many mutual fund distribution platforms, potentially allowing the combined Fund to grow, to the benefit of all shareholders.  The Trustees considered NFA’s statement that the Transaction would result in a reduction of advisory fees incurred by former Target Fund shareholders, and that former Target Fund shareholders would incur other operating expenses at reduced levels in amounts that vary by share class.

The Trustees considered that NFA would bear all expenses (other than brokerage expenses and capital gains taxes) of the Transaction; that the Transaction would be effected on the basis of each Fund’s net asset values per share; and that NFA had otherwise determined that the Transaction would not result in the dilution of the interest of shareholders of any Fund~~, including after consideration of the tax effects of the Transaction~~. The Trustees also considered the tax impacts of the Transaction on the Target Fund and Acquiring Fund as described by NFA.

In addition, the Registrant submits that the Board of Trustees did not consider any negative factors with respect to the Transaction and therefore does not believe additional disclosure is necessary.

STATEMENT OF ADDITIONAL INFORMATION

15.
Comment: Please add disclosure to the “Pro Forma Financial Information” section with respect to the substantial repositioning of the Target Fund’s portfolio. The Staff notes that the disclosure can match the current disclosure in the Prospectus/Information Statement.

Response: The Registrant has added the following paragraph after the first paragraph under the heading “Transaction Costs” in the Statement of Additional Information:

NFA anticipates that approximately 85% of the Target Fund’s portfolio will be transitioned before the consummation of the Transaction, subject to any restrictions imposed by the Internal Revenue Code. The repositioning will occur at the sector and the industry levels to more closely align those exposures to those of the S&P 500 Index, the Acquiring Fund’s benchmark, with respect to individual equity securities.  Based on that assumption, NFA currently estimates that brokerage commissions and other transaction costs associated with such portfolio transitioning will be approximately $5,436.41. The unrealized capital gains resulting from the sale of the Target Fund’s portfolio securities will become realized capital gains and will be distributed to the Target Fund shareholders just prior to the consummation of the Transaction. Such distributions will be taxable to Target Fund shareholders.

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In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:         Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire
Michael E. Schapiro, Esquire